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                                                     COMMISSION FILE NO. 1-12811

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


              APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES
                        PURSUANT TO SECTION 12(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            U.S.B. HOLDING CO., INC.
                            ------------------------
             (Exact name of registrant as specified in its charter)


               Delaware                                  36-3197969
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


100 Dutch Hill Road, Orangeburg, New York                  10962
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(Address of  principal executive offices)                (Zip Code)


        Securities to be withdrawn pursuant to Section 12(d) of the Act:


          Title of each class                   Name of each exchange on which
          to be so withdrawn                    each class is to be withdrawn
----------------------------------------    ------------------------------------


Common Stock par value $0.01 per share             American Stock Exchange
----------------------------------------    ------------------------------------


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        The $0.01 par value common stock of the Registrant has been listed for trading on the American Stock Exchange and, pursuant to a Registration Statement on Form 8-A, which become effective on December 16, 1999, the New York Stock Exchange ("NYSE"). Trading in the Registrant's common stock on the New York Stock Exchange will commence at the opening of business on December 28, 1999, and concurrently therewith, such stock was suspended from trading on the American Stock Exchange.

        The Registrant has complied with Rule 18 of the American Stock Exchange by filing with such Exchange a certified copy of preambles and resolutions adopted by the Registrant's Board of Directors authorizing the withdrawal of its common stock from listing on the American Stock Exchange and by setting forth in detail to such Exchange the reasons for such proposed withdrawal, and the facts in support thereof. In making the decision to withdraw its common stock from listing on the American Stock Exchange, the Registrant considered:

o        The NYSE's broad market.
o That the trading of its common stock on the NYSE will provide the Company with greater visibility and, therefore, more interest and volume in the trading of its common stock.
o That the trading of its common stock on the NYSE will facilitate the use of its stock in acquisitions of other financial institutions.
o That the trading of its common stock on the NYSE will facilitate its ability to raise capital and result in more efficient pricing of its common stock.

        A certified copy of the resolution adopted by Registrant's Board of Directors in conjunction with the withdrawal from listing of the Registrant's common stock on the American Stock Exchange is set forth as Exhibit A to this Application.

         The American Stock Exchange has informed the Registrant that it has no objection to the withdrawal of the Registrant's common stock from listing on the American Stock Exchange. A copy of the letter of the American Stock Exchange to that effect is set forth as Exhibit B to this Application.

        This Application relates solely to the withdrawal from listing of the Registrant's common stock from the American Stock Exchange and shall have no effect upon the continued listing of such common stock on the New York Stock Exchange.


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        By reason of Section 12(d) of the Securities Exchange Act of 1934 and
the rules and regulations of the Securities and Exchange Commission thereunder, the Registrant shall continue to be obligated to file reports under Section 13 of the Act with the Securities and Exchange Commission and the New York Stock Exchange.

        SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.



DATED:  December 27, 1999          U.S.B. HOLDING CO., INC.



                                   BY /s/ STEVEN T. SABATINI
                                      ------------------------------------------
                                      Steven T. Sabatini, Senior Executive
                                      Vice President and Chief Financial Officer




                                       3
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                                                                       EXHIBIT A

                            U.S.B. HOLDING CO., INC.
                           BOARD OF DIRECTORS MEETING
                               NOVEMBER 23, 1999

                     LISTING ON THE NEW YORK STOCK EXCHANGE
                                   RESOLUTION



         WHEREAS, the Company's common stocks, $0.01 par value (the "Common Stock") is currently listed and trading on the American Stock Exchange ("AMEX");

         WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to list the Common Stock and cause it to be admitted to trading on the New York Stock Exchange ("NYSE");

         NOW, THEREFORE, BE IT RESOLVED, that all officers of the Company be and each hereby is authorized and directed to take, or cause to be taken, all actions necessary or advisable to effect the listing and trading of the Common Stock on NYSE, including the preparation, execution and filing of all necessary applications, documents, forms and agreements with NYSE and the Securities and exchange Commission (the "SEC"), the payment by the Company of filing, listing or application fees, the preparation of temporary and permanent certificates for the Common Stock, and the appearance of any such officer before NYSE officials;

         RESOLVED FURTHER, that, in order to avoid the direct and indirect costs and the division of the market resulting from dual listing on AMEX and NYSE, all officers of the Company be and each hereby is authorized and directed to take or cause to be taken all actions necessary or advisable to delist and suspend the trading of the common Stock on AMEX upon the admission of the Common Stock to trading on NYSE, including the preparation, execution and delivery of applications, documents, forms and agreements with AMEX and the SEC.

         RESOLVED FURTHER, that the transfer agent and registrar for the Common Stock continue to be Chase Mellon Shareholder Services.

         RESOLVED FURTHER, that all officers of the Company be and each hereby is authorized from time to time to do, or cause to be done, all such other acts and things and to execute and deliver all such instruments and documents, as each such officer shall deem necessary or appropriate to cause the Company to become listed and admitted to trading on NYSE and, upon such admission to trading to cause the Company to be delisted on the AMEX and otherwise to carry out the purpose and intent of the foregoing resolutions.

         RESOLVED FURTHER, that all actions taken and expenses incurred by any officer or

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director heretofore in furtherance of any of the actions authorized by the foregoing resolutions hereby and expressly ratified, confirmed, adopted and approved.

                                    U.S.B. HOLDING CO., INC.



                                    Signature:   /s/ Michael H. Fury
                                              ----------------------------------


                                    Print Name:  Michael H. Fury
                                               ---------------------------------

                                    Title:       Secretary
                                              ----------------------------------



(Seal)


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                            U.S.B. HOLDING CO., INC.


             CERTIFICATE OF SECRETARY AS TO ADOPTION OF RESOLUTIONS

                                  CERTIFICATE
                                  -----------



         The undersigned hereby certifies that:

         He is now and at all times herein mentioned has been the duly elected, qualified and acting Secretary of U.S.B. Holding Co., Inc., a duly organized and existing Delaware corporation, and in charge of the minute books and corporate records of said corporation. Attached hereto and marked Exhibit A is a true copy of resolutions duly adopted by the Board of Directors of said corporation on November 23, 1999; and said resolutions have not been modified or rescinded and are at the date of this Certificate in full force and effect.

         IN WITNESS WHEREOF, the undersigned has executed this certificate and affixed the corporate seal of said corporation on December 3, 1999.


                                                 /s/ MICHAEL H. FULY
                                     -------------------------------------------
                                                      Secretary


(Seal)

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                                                                       EXHIBIT B


                         [LETTERHEAD OF NASDAQ AMEX]

DOUGLAS D. McKENNEY, CFA
Associate Director
Listing Qualifications
The American Stock Exchange


VIA FACSIMILE AND U.S. MAIL

December 13, 1999

Mr. Thomas E. Hale
Chairman, President, and Chief Executive Officer
U.S.B. Holding Company, Inc.
100 Dutch Hill Road
Orangeburg, New York 10962

Dear Mr. Hale:

We have reviewed a copy of the resolution adopted by the Board of Directors of U.S.B. Holding Company, Inc. on November 23, 1999, which authorizes the withdrawal of the Company's Common Stock from listing and registration on the Exchange. On the basis of the resolution, we have determined not to interpose an objection to your filing an application with the Securities and Exchange Commission to remove the issue from listing on the Amex. As provided by SEC Rule 12d2-2, a copy of this application should be sent to the attention of Denise Gubich at the Exchange.

We also advise that in view of the Company's pending listing on the New York Stock Exchange, we will not require the Company to give its stockholders prior notice of its intention to file such application.

Should you have any further questions regarding this matter, please do not hesitate to contact Denise Gubich at (301) 978-8015.

Very truly yours,

/s/ Douglas D. McKenney